ERIC A. BLANCHARD
847/627-2087 Direct
847/627-7087 Fax
eblanchard@ussco.com

October 18, 2007

Securities and Exchange Commission

Attention: Mr. Jay Ingram

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:	United Stationers Inc.

Definitive 14A

Filed April 4, 2007
File No. 000-10653

Dear Mr. Ingram

On behalf of United Stationers Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated August 21, 2007. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Executive Compensation. page 9

Compensation Discussion and Analysis, page 9

General

1.                    Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that you base compensation decisions on business strategy and individual and business performance. It is unclear how the Committee considered each of these factors in approving particular pieces of each named executive officers’ compensation package or why the Committee believes that the amounts paid are appropriate in light of the various items it considered. Please discuss in complete detail the analyses the Committee undertook in authorizing each specific award it made in 2006.

RESPONSE:

Our approach to executive compensation in 2006 and prior years was to target our executive base pay at approximately the fiftieth percentile of our marketplace compensation profiles and our short-term and long-term incentives at slightly above the fiftieth percentile. We created marketplace compensation profiles based on Hewitt Associate’s analysis of compensation paid by companies in a comparator group selected by the Company and in a broader group of companies selected by Hewitt from its database. We also used compensation data from other sources. We have reviewed our executives’ base pay and short and long-term incentives annually.

In the case of our base pay increases in 2006, the Human Resources Committee of the Board of Directors reviewed and approved a merit increase guideline percentage of 3.5%, which reflected the median merit increase percentage projected for our comparator group of companies and slightly below the median merit increase percentage projected for the broader Hewitt group of companies. Management then developed a matrix (the “Matrix”) of recommended merit increase ranges that reflected the executive’s annual performance rating (such as Meets Expectations or Exceeds Expectations) and the executive’s base pay relative to a range of base pay for the executive’s salary grade. For example, an executive in the third quartile of the Matrix (just below midpoint of the range of base pay for the executive’s grade) would be eligible for a slightly higher merit increase range than an executive in the second quartile (just above midpoint of the range of base pay for the executive’s grade), given the same performance rating. An executive having achieved a higher performance rating would be eligible for a higher merit increase range in the Matrix. This same Matrix was used for non-executives as well. Using the Matrix, the CEO made base pay merit increase recommendations to the Human Resources Committee for all executives other than himself. In consultation with the CEO, the Human Resources Committee reviewed the merit increase recommendations, evaluated the rationale for the recommendations, compared the overall cost of the recommended increases to the overall merit increase budget previously approved by the Committee, and approved the final merit increases. In addition to the foregoing annual merit increases, base pay adjustments are made as appropriate to reflect changes in responsibility and developments in marketplace compensation profiles. With respect to our named executive officers, one such adjustment for Mr. Phipps was made in 2006, as disclosed in the 2007 Proxy Statement (see page 11).

Hewitt gave the Human Resources Committee a recommendation for the CEO’s 2006 merit increase. Hewitt’s recommendation was based on information about merit increases awarded to chief executive officers at our comparator group of companies and at companies in the broader Hewitt group of companies. Based on the Human Resources Committee’s evaluation of Hewitt’s recommendation, the CEO’s individual performance and the Company’s overall performance, the Human Resources Committee awarded the CEO a 2006 merit increase of 3.6%.

In the case of our short-term incentive compensation in 2006, the target percentages of base pay used to calculate the amount of short-term incentive compensation paid to each executive were determined after reviewing the short-term incentive compensation percentages paid by companies in the comparator group of companies and Hewitt database of companies described in the first paragraph of this response. At the beginning of the year, management recommended and the Human Resources Committee approved for each salary grade a range around the target short-term incentive compensation percentage, as well as the actual target percentage within such range for each executive based on the executive’s performance. As disclosed on page 10 of the Proxy Statement, we believe our targets allow us to recruit and retain the executive talent necessary to develop and execute our strategy. While we believe that the performance objectives used to determine the payment of short-term incentive compensation awards are designed to reflect the key levers of financial performance, we do not specifically make compensation decisions based on business strategy.

In the case of our long-term incentive compensation in 2006, the target percentage of each executive’s base pay used to calculate the amount of his or her long-term incentive compensation was determined after reviewing the long-term incentive compensation percentages paid by companies in the comparator group of companies and Hewitt database of companies described in the first paragraph of this response. In July of 2005 and 2006, management recommended and the Human Resources Committee approved for each salary grade a range around the target long-term incentive compensation percentage, as well as the actual target percentage within such range for each executive based on the executive’s performance.

2.                    It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii) and (viii)-(x).

RESPONSE:

Except as disclosed in response to other comments in this letter, or as disclosed in our proxy statement, we do not believe that the other suggested topics for CD&A set forth in Item 402(b)(2) are applicable to us or have a material impact on our compensation decisions.

3.                    Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. Gochnauer’s salary, the amounts awarded to him under the Management Incentive Plan, and the option award made on September 1, 2006 as compared to the other named executive officers. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

RESPONSE:

There were no material differences in compensation policies with respect to the named executive officers. Specifically, we targeted setting base salary for the named executive officers at the fiftieth percentile of our marketplace compensation profiles (adjusted to take into account individual performance as described in response to Comment #1) and setting short-term and long-term target incentives slightly above the fiftieth percentile.

Executives who have responsibilities comparable to Mr. Gochnauer, who is our president and chief executive officer, typically have higher salaries, bonus targets and long term incentives than other executives. That is generally the case with the companies against which we benchmarked executive compensation. As a result, applying the same compensation policies to each named executive officer resulted in the higher target compensation for Mr. Gochnauer compared to the other named executive officers.

Objectives and Design of Our Compensation Program, page 9

4.                    Please expand the disclosure pertaining to the relationships between management, the Committee, Hewitt Associates, and Frederic W. Cook to provide a materially complete description of each consultant’s role with the company. This includes a complete description of the nature and scope of the assignments of each consultant and how their roles differ depending on whether they were engaged by management or the Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K. If the consultant makes specific compensation recommendations, please describe this in appropriately complete detail.

RESPONSE:

Management retained Hewitt in 2005 and 2006 to provide industry and comparator group compensation market data and analysis. In addition, Hewitt provided consulting services to management, including consulting on compensation and benefits plan design, individual job compensation analysis, pension calculations, long-term incentive calculations including fair value calculations using Hewitt’s proprietary method, and annual CEO compensation.

The Human Resources Committee retained the services of Frederic W. Cook for long-term incentive consultation including plan design, analysis of the Company’s financial metrics related to equity awards (overhang, share pool impact, etc.), and analysis of market data. Frederic W. Cook reviewed the recommendations made by management and Hewitt Associates regarding the Long Term Incentive Plan and advised the Human Resources Committee on the merits of management’s and Hewitt Associates’ data and recommendations.

In future filings, we will disclose additional information pertaining to relationships between management, the Human Resources Committee, Hewitt Associates and Frederic W. Cook.

5.                    Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

In our response to Comment #1, we explained how each element of compensation relates to the data we analyzed. The actual payments to named executive officers fell within the predetermined ranges based on achievement of the corresponding level of performance. No discretion was used and no adjustments were made to increase or decrease actual payment levels outside the predetermined ranges.

6.                    On page 10, define your use of the term “regression analysis” and clarify how this process is used to determine compensation.

RESPONSE:

Hewitt uses regression analysis—a statistical technique for investigating and modelling the relationship between variables—to estimate the effect the size of company revenue has on executive compensation and to adjust the compensation data for differences in revenue size among the companies in our comparator group and the other companies in Hewitt’s database. Together with compensation data from other sources, we use the adjusted values from Hewitt to create marketplace compensation profiles, which are an important consideration in setting base salaries for newly-hired executives and for executives promoted to new positions.

We will include this explanation in future filings if we retain the term “regression analysis.”

Management Incentive Plan, page 11

7.                    Please disclose the financial performance-related factors for the 2006 incentive programs and those financial performance goals that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the

Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

RESPONSE:

As disclosed in the 2007 Proxy Statement (see page 11), the financial performance-related factors for the 2006 Management Incentive Plan (“MIP”) and their relative weightings were adjusted earnings per share (50%), War on Waste savings (25%), adjusted return on invested capital (20%), and two safety measures (total of 5%). In the 2007 MIP, we changed the first two measures to adjusted net income and total cost factor as a percent of net sales, but made no changes to the relative weightings.

Management has determined that disclosure of the specific MIP targets or their achievement would pose a reasonable risk of competitive harm. The Company does not currently disclose forecasted financial results for specific periods; it discloses only its long-term financial goals, including 12-15% annual earnings per share (EPS) growth. Thus, our customers, suppliers and competitors should not be able to determine our projections or plans for financial performance for any specific future period. While the Company has reported its 2006 EPS on a GAAP basis, as well as the elements of return on invested capital (ROIC), the Company has not disclosed all of the specific adjustments to these results for MIP purposes. In addition, the Company has not disclosed the details of its cost and margin improvements. If customers and suppliers became aware of our financial projections or plans, our actual adjustments for MIP purposes to reported EPS and ROIC, or our cost and margin improvements as reflected in the achievement of the performance-related factors, it is reasonable to assume that they could use such information in their negotiations regarding the prices we charge to customers or pay to suppliers.

To our knowledge, our major competitors are not required to disclose, with respect to their like businesses, much of the information that we currently disclose to stockholders since their like businesses are either divisions of large public companies or are privately-held. If a competitor were able to see the Company’s MIP targets, actual adjustments for MIP purposes to reported results, or cost or margin improvements, it could use this information to identify competitive advantages (such as cost advantages) to exploit and to uncover risks to its business (such as those related to our growth projections) that it could take action to address.

In response to Instruction 4, the Company disclosed on page 13 of the 2007 Proxy Statement, that the annual MIP payout percentages over the past five years have ranged from 42% to 164% of the target. This disclosure shows that the targets in any year were both challenging and achievable. The MIP performance targets approved by the Human Resources Committee for each year were intended to reflect the Company’s financial plans for such year as presented to the Board of Directors. That is, the approved performance targets reflected the midpoints of planned Company performance. The performance ranges within which minimum and maximum incentive payouts could be earned were consistent with the range of financial results within which performance was expected to occur. The Committee did not attempt to determine the probability of achievement of the targets or of the minimum or maximum performances in the performance ranges. Rather, as noted above, the Human Resources Committee believed that the targets were both challenging and achievable, and further believed that a minimum payment should be made to reward partial achievement of the targets and that a maximum payment should reward attainment of an aggressive, but potentially achievable, level of performance.

Summary Compensation Table, page 16

8.                     The basis for the inclusion of cash car allowances and the “additional cash amounts” (as set forth in footnote (6)) paid to Mr. Gochnauer and Ms. Dvorak in column (c) is not clear. Also unclear is the basis for including in column (d) the one time payment to those named executive officers who had previously received reimbursement for country club dues and monies relating to lift insurance policies.

RESPONSE:

We included the cash car allowance and additional cash amounts in the “Salary” column because the amounts were payable to the executives regardless of the portion of such amounts they used for car payments and premium payments. In addition, the amounts were fixed at a certain dollar amount regardless of the actual cost of the car payments or the premium payments. For this reason, we believe the amounts are more like “Salary” since the allowances effectively increase the executives’ annual base pay. However, the cash car allowance and additional cash amounts in the “Salary” column are not counted as salary for purposes of calculating compensation or benefits that are determined with reference to executives’ salaries, such as merit increases to base pay or benefits under our pension plan.

The one-time payments we made to certain executives in connection with our elimination of reimbursements for country club dues and whole life insurance policies were classified as “Bonus” because they were discretionary cash payments, unrelated to performance. Unlike traditional perquisites, which are provided by an undertaking to provide a personal benefit regardless of its cost or up to a certain cost (such as agreeing to reimburse country club dues, whatever they may cost), this payment was a one-time cash benefit and its amount was not directly tied to the provision of any particular personal benefit. The executives who received this one-time cash bonus payment were entitled to use the amount in the manner the executive deemed appropriate.

Grants of Plan-Based Awards During 2006, page18

9.                    It is not clear why you have not completed column (d) of this table in light of the disclosure in the second bullet point under the “Management Incentive Plan”

subsection on page 11, which indicates that there is a minimum amount payable upon attainment of a certain level of performance under the plan.

RESPONSE:

If the Company had not met the minimum threshold payout levels for any of the performance objectives, there would have been no payout under the Management Incentive Plan. Accordingly, we originally interpreted the SEC’s rules to mean we should report no threshold payout. Upon further review of the rules, we advise the Staff that had the Company met the minimum threshold for a payout under each of the performance objectives, there would have been a threshold payout greater than zero but substantially less than the target payout. Accordingly, in future filings where the plan design remains the same, we will disclose the minimum payout that could result if the threshold levels of performance are achieved.

Outstanding Equity Awards at December 31, 2006, page 19

10.              Footnote 1 to this table sets forth the vesting schedule of the option awards but without disclosing their grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.

RESPONSE:

We inserted a column in the table that discloses the grant dates of the option awards. In future years, we will also include a reference to this column in the footnote that sets forth the vesting schedule of the option awards.

Employment Contract and Employment Termination and Change of Control Arrangements, page 21

11.              Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

RESPONSE:

We use general terms and conditions for our employment agreements across almost all of our executive officers who have employment agreements. We then negotiate the specific terms of a new executive’s employment agreement with the executive. The level of payments and benefits agreed to with each executive officer are the result of those negotiations, which typically take into account factors such as the executive’s requirements to accept our offer of employment and the payments and benefits the executive may leave behind at an existing position if he or she accepts our offer of employment. The Human Resources Committee does not view the potential payments and benefits that may be provided under our employment agreements as an additional element of compensation. Rather, the Human Resources Committee believes that the employment agreements allow our executive officers to focus on duties at hand and provide security should their employment be terminated through no fault of their own.

12.              The descriptions of the employment agreements are dense and comprise a disproportionate amount of disclosure when compared to the rest of the information you provided under Item 402 of Regulation S-K. In addition, you rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please distill this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33- 8752.

RESPONSE:

We will revise the descriptions of the employment agreements to provide more concise disclosure of the material concepts in our future filings. An example of how we will revise the description of the CEO Employment Agreement is attached as Exhibit A to this response letter. We will revise the descriptions of the other agreements described under “Employment Contracts and Employment Termination and Change of Control” in a similar manner in future filings.

Certain Relationships and Related Transactions, page 41

13.              Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures and a statement of whether the policies and procedures are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) and Section V.B. of Commission Release 33-8732A.

RESPONSE:

We have not adopted any policies or procedures for review, approval and ratification of transactions required to be disclosed under paragraph (a) of Item 404 and therefore had no policies or procedures to disclose; however, we expect to adopt such policies and procedures prior to the time we file our proxy statement for our 2008 annual meeting of stockholders. Accordingly, we will include a description of the policies and procedures we adopt in our proxy statement for the 2008 annual meeting.

*                                         *                                         *                                         *                                         *

As specifically requested by the Commission, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (847) 627-2087. Thank you for your time and consideration.

Sincerely,

/s/Eric A. Blanchard
Eric A. Blanchard
Senior Vice President, General
Counsel and Secretary

cc:                                 Richard W. Gochnauer, Chief Executive Officer

John J. Zillmer, Human Resources Committee Chair

EXHIBIT A

CEO Employment Agreement

The Company and USSC entered into an Executive Employment Agreement with Mr. Gochnauer, dated as of July 22, 2002 and amended as of January 1, 2003 and December 31, 2003 (as so amended, the “CEO Agreement”). Under that agreement, Mr. Gochnauer was employed to serve first as the Company’s Chief Operating Officer and subsequently as the Company’s President and Chief Executive Officer. Mr. Gochnauer became President and Chief Executive Officer in December 2002. The Company also agreed to use its best efforts to cause him to be elected to the Company’s Board of Directors as soon as practicable, which occurred on July 22, 2002.

General Terms - The CEO Agreement established Mr. Gochnauer’s initial annual salary and provides for Mr. Gochnauer’s participation in all stock option, incentive, savings and retirement plans, welfare benefit plans and programs, executive fringe benefits and perquisites programs, and other benefit practices, policies and programs generally available to the Company’s other senior executives. In addition to his participation in USSC’s qualified pension plan, the CEO Agreement entitles Mr. Gochnauer to a non-qualified retirement benefit equal to the additional pension benefit from five years of additional age and service credits.

Post-Termination Payments and Benefits - If Mr. Gochnauer’s employment is terminated during the employment term by Mr. Gochnauer for Good Reason or by the Company without Cause (as such terms are defined below), Mr. Gochnauer will be entitled to receive: (a) all earned and unpaid amounts and benefits; (b) an amount equal to two times his base salary payable over 24 months following termination (or three times his base salary payable in a lump sum in the event such termination occurs within two years of a Change of Control (as defined below)); (c) an amount equal to two times the greater of (i) his target incentive compensation award or (ii) his average annual bonus for the prior three years, payable over 24 months following termination (or three times such amount payable in a lump sum in the event such termination occurs within two years of a Change of Control); (d) a pro rata portion of his target incentive compensation award for the year in which termination occurs payable in a lump sum; (e) continued medical, dental, hospitalization, life and disability insurance coverage until the earlier of 24 months from the date of termination (or three years in the event such termination occurs within two years of a Change of Control) or the date he receives substantially equivalent coverage from a subsequent employer; (f) continued vesting of option awards if permitted under the Prior Equity Plan and provided for in his option agreements; and (g) career transition assistance services. In the event of termination within two years of a Change of Control, Mr. Gochnauer also will be entitled to a non-qualified retirement benefit equal to the additional pension benefit from three additional years of age and service credits and reimbursement for reasonable attorneys’ fees incurred in conjunction with any disputes regarding the benefits he is entitled to under the CEO Agreement. The CEO Agreement also provides that Mr. Gochnauer will receive a “gross-up” payment as reimbursement for any excise tax which may be imposed as a result of any payment under the CEO Agreement or otherwise. In addition, the CEO Agreement also prohibits Mr. Gochnauer from competing against the Company in the United States and Canada or soliciting any of the Company’s customers or employees for a period of two years following his employment termination.

Definitions - The Executive Employment Agreements signed by the named executive officers have definitions that differ slightly from each other, including slight variations in the definitions of “Cause,” “Good Reason,” and “Change of Control.”  As a result, the circumstances that trigger the executives’ severance benefits are slightly different. Generally, however, when used in connection with a named executive officers’ rights under his or her employment agreement, the terms “Cause,” “Good Reason,” and “Change of Control” have the following definitions:

•                  “Cause” means (i) conviction of, or plea of no contest to, a felony; (ii) theft or embezzlement from the Company or the commission of any other act of moral turpitude; (iii) illegal use of drugs; (iv) material breach of the employment agreement; (v) gross negligence or willful misconduct in the performance of the executive’s duties; (vi) breach of any fiduciary duty owed to the Company; or (vii) the executive’s willful refusal to perform the assigned duties for which the executive is qualified as directed by his or her supervisor or by the Board. Generally, in the case of an event constituting Cause that is curable by the executive, the executive must fail to cure the event within thirty days after receipt of notice of the event from the Company.

•                  With respect to Mr. Gochnauer’s employment agreement, “Good Reason” means (i) any material breach by the Company of his employment agreement, (ii) any material reduction in his title, duties, responsibilities or authority; or (iii) without Mr. Gochnauer’s written consent: (A) a reduction in his base salary or elimination of or reduction in the level of executive benefits and/or perquisites (other than across-the-board reductions), (B) the relocation of the Company’s principal place of employment more than fifty miles from its previous location in Des Plaines, Illinois, or (C) the relocation of the Company’s corporate headquarters office outside of the Chicago metropolitan area.

•                  With respect to the other named executive officers’ employment agreements, “Good Reason” means (i) any material breach by the Company of the executive’s employment agreement, (ii) any material reduction in the executive’s title, duties, responsibilities or authority; or (iii) without Executive’s written consent: (A) a reduction in the executive’s base salary or a material reduction determined on an aggregate basis in the level of executive benefits, perquisites and incentive opportunities, (B) the relocation of the executive’s principal place of employment more than fifty (50) miles from its location on the date of a Change of Control, or (C) the relocation of the Company’s corporate headquarters office outside of the metropolitan area in which it is located on the date of a Change of Control.

•                  “Change of Control” is generally defined to mean:

(i)  Acquisition by a person or group of beneficial ownership of 30% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors;

(ii)  At any time during a period of two consecutive years, the individuals who at the beginning of such period constituted the Board cease for any reason to constitute more than 50% of the Board unless the new directors were approved by a vote of more than 50% of the directors then comprising the incumbent Board;

(iii)  Consummation of a merger, consolidation or reorganization or approval by the Company’s stockholders of a liquidation or dissolution of the Company or the occurrence of a liquidation or dissolution of the Company, unless, following such business combination, the Company’s stockholders continue to hold more than 50% of the voting power of the successor entity or other conditions are satisfied; and

(iv)  Approval by the Company’s stockholders of an agreement for the assignment, sale, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company to any Person.